STOCK TRANSFER AGREEMENT

THIS STOCK TRANSFER AGREEMENT (this "Agreement") is made and entered into as of July 27, 2026, by and between Astra AI Infra LLC, a Delaware limited liability company (the "Seller"), and SHIFTIX1 LLC, a Delaware limited liability company (the "Purchaser").

WHEREAS, the Seller is the owner of 200,000 Convertible Preferred Shares, par value US$0.03 per share, together with any and all shares issued or issuable from time to time in respect of such shares by way of stock dividend or stock split, or issued or issuable in exchange for or upon conversion of such shares, in each case whether now outstanding or hereafter issued (collectively, the "Shares"), of Penguin Solutions, Inc., a Delaware corporation (the "Company"); and

WHEREAS, the Seller desires to sell, assign and transfer to the Purchaser, and the Purchaser desires to purchase from the Seller, all of the Seller's entire right, title and interest in and to the Shares as set forth herein.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants, conditions and provisions contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1.   SALE AND PURCHASE OF SHARES.

1.1   Sale and Purchase of Shares.

(a)   Subject to the terms and conditions of this Agreement, on the Closing Date (as defined below), the Seller shall sell, assign, and transfer to the Purchaser, and the Purchaser shall purchase and acquire from the Seller, the Seller's entire right, title, and interest in and to the Shares (such sale of the Shares, collectively, the "Transfer"), free and clear of any lien, pledge, claim, hypothecation, charge, mortgage, security interest, and of any assessment, voting trust or similar arrangement, limitations on voting right, restriction on transfer, proxy, preemptive rights, rights of first refusal or restriction of any nature, whether arising by agreement, operation of law or otherwise (collectively, "Encumbrances"), other than as provided in the United States federal and state securities laws and Sections 3, 4 and 6 of the Amended and Restated Investor Agreement, dated as of June 30, 2025, by and between the Seller and the Company (the "Investor Agreement").

(b)   The purchase price for the sale and transfer of all of the Shares shall be an amount equal to (i) $380,296,000.00 (the "Base Purchase Price") *minus* (ii) the aggregate amount of any dividends or other distributions paid or made in cash by the Company to the Seller in respect of the Shares (determined on a pre-tax basis) during the period from and including the date hereof through and including the Closing Date *minus* (iii) the value (calculated based on the Base Purchase Price) of any shares that would have constituted Shares under this Agreement but were withheld by the Company in order to satisfy any withholding tax obligation with respect to the Seller (as so adjusted, the "Purchase Price").

(c)   The purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures on the date that is three business days following the satisfaction or waiver of all of the conditions set forth in Section 4 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or on such other date as the Purchaser and the Seller shall agree in writing (the "Closing Date"). The closing of the transactions contemplated hereby (the "Closing") shall be deemed to occur upon the Purchaser's payment of the Purchase Price to the Seller in accordance with this Agreement. Each party shall provide to the other party a copy of each document or other notification or request required to be delivered at the Closing pursuant to Section 1.2.

1.2   Closing.

(a)   On the Closing Date, the Seller shall deliver to the Company's transfer agent an executed stock power and assignment in the form attached hereto as Exhibit A (the "Stock Power"), authorizing the transfer of the Shares to the Purchaser; provided, however, that the Seller shall not be required to release the Stock Power or any other transfer instrument unless and until the Seller has received the Purchase Price in full in immediately available funds or the parties have entered into escrow, delivery-versus-payment or similar arrangements reasonably satisfactory to the Seller providing for concurrent exchange of funds and transfer documents.

(b)   On the Closing Date, the Seller shall request that the Company cause its transfer agent to update the Company's share register to reflect the transfer of the Shares from the Seller to the Purchaser and to record the Transfer on the books of the Company as promptly as practicable and, following such recordation, to provide the parties and the Company with written confirmation that the share register has been updated to reflect the Transfer and that the Seller has been removed as the record holder of the Shares. Notwithstanding the foregoing, the Transfer of the Shares shall be deemed effected upon the Closing Date.

(c)   On the Closing Date, the Seller shall deliver to the Purchaser a certificate and accompanying notice (which meets the requirements of Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h), respectively) duly executed by an authorized person of the Company in his or her capacity as such to the effect that the Company is not, and has not been during the applicable time period set forth in Section 897(c)(1)(A)(ii) of the Internal Revenue Code of 1986, as amended, a "United States real property holding corporation".

(d)   On the Closing Date, the Purchaser and the Seller shall receive copies of the Company's instruction letter, legal opinion and any other documents required by the Company's transfer agent in order for the transfer agent to record the Transfer on the books of the Company.

(e)   On the Closing Date, the Purchaser and the Seller shall deliver to the Company's transfer agent such information and tax certifications as the transfer agent shall require in connection with the Transfer.

(f)   On the Closing Date, the Purchaser shall pay to the Seller an amount of immediately available funds equal to the Purchase Price by wire transfer to a bank account specified by the Seller in the wire transfer instructions as set forth on Exhibit B.

1.3 Further Assurances. Each of the Seller and the Purchaser shall execute any further instruments or perform any acts that the other party may reasonably request to carry out the intent of this Agreement, the transfer of the Seller's entire right, title and interest in and to the Shares to the Purchaser, and to complete the purchase and sale contemplated herein and the issuance of book-entry positions in the Purchaser's name representing the Shares.

2. REPRESENTATIONS AND WARRANTIES OF THE SELLER. The Seller represents and warrants to the Purchaser that as of the date hereof and as of the Closing Date:

2.1 Title to Shares. The Seller is the sole record holder of the Shares, has good and marketable title in and to, and has the exclusive authority to sell, all of the Shares. The Seller has all requisite power and authority, including any required authorization from all beneficial owners of the Shares, to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and no further consent, approval, instruction or authorization from any beneficial owner is required to effect the Transfer. Other than as provided in the United States federal and state securities laws and Sections 3, 4 and 6 of the Investor Agreement, the Shares are free and clear of any Encumbrances.

2.2 Authority; Binding Nature of Agreement. The Seller has all necessary limited liability company power and authority to enter into this Agreement and each other document or instrument to be executed in connection herewith, to perform its obligations under this Agreement, and to consummate the transactions contemplated hereby. The Seller has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the other parties hereto, this Agreement constitutes the valid, legal and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, and (b) laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.3 No Restrictions; Absence of Disputes. There is no proceeding pending, and to the Seller's knowledge, no person has threatened to commence any proceeding that may prevent or have an adverse effect on the ability of the Seller to comply with or perform any of its covenants or obligations under this Agreement. To the Seller's knowledge, no event has occurred, and no claim, dispute or other condition or circumstance exists, that might directly or indirectly give rise to or serve as a basis for the commencement of any such proceeding.

2.4 No Consents. Other than the execution and delivery of a joinder to the Investor Agreement by the Purchaser and the Company in accordance with Section 7.1, no consent or approval is needed from the Company or any third party in order to effect the Transfer or the transactions contemplated by this Agreement. Other than as referenced in the preceding sentence, as required under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the Securities Act of 1933, as amended (the "Securities Act"), or as obtained by Seller prior to the date hereof, no consent, approval, order or authorization of, registration, qualification, designation, declaration or filing with any federal, state or local governmental authority in any jurisdiction in any country on the part of the Seller is required in order to effect the Transfer or the transactions contemplated by this Agreement.

2.5 No Conflicts; Compliance with Other Instruments. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, will not result, with or without the giving of notice or lapse of time or both, in (a) a violation of, or default under, any agreement or other instrument to which the Seller is a party or may be bound, (b) a violation of, or default under, any judgment, order, writ, decree or award of any court, governmental body or other authority to which the Seller is a party or may be bound or otherwise known to the Seller, (c) a violation of, or default under, any law, regulation or rule of any governmental body or other authority to which the Seller is a party or may be bound or otherwise known to the Seller, or (d) an event that results in the creation of any Encumbrances upon the Shares.

2.6 Transfer Made Pursuant to Exemption from Registration.

(a) It is the intention of the Seller that the Transfer is being made in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(7) of the Securities Act or pursuant to another exemption from the registration requirements of the Securities Act, and in compliance with all applicable federal and state securities laws.

(b) The Seller acquired the Shares more than 90 days prior to the date of this Agreement for its own account for investment purposes only and with no intention of distributing or selling the Shares in violation of any applicable securities laws.

(c) Neither the Seller, nor any person acting on behalf of the Seller, has offered any of the Shares by any form of general solicitation or general advertising.

(d) Neither the Seller, nor to the Seller's knowledge, any person that has been or will be paid (directly or indirectly) remuneration or a commission for their participation in the offer or sale of the Shares, including solicitation of purchasers for the Seller is subject to an event that would disqualify an issuer or other covered person under Rule 506(d)(1) of Regulation D of the Securities Act or is subject to a statutory disqualification described under Section 3(a)(39) of the Exchange Act.

(e) To the Seller's knowledge, the Company is engaged in business, is not in the organizational stage or in bankruptcy or receivership, and is not a blank check, blind pool, or shell company that has no specific business plan or purpose or has indicated that its primary business plan is to engage in a merger or combination of the business with, or an acquisition of, an unidentified person.

(f) The Shares do not constitute the whole or part of an unsold allotment to, or a subscription or participation by, a broker or dealer as an underwriter of Shares or a redistribution.

2.7 Brokers and Finders. The Seller has not entered into any arrangement regarding the payment of any brokerage fees, commissions, or finder's fees in connection with the sale of the Shares. The Purchaser is not, nor will it become, obligated to pay any brokerage fee, commission, or finder's fee as a result of the consummation of the transactions contemplated hereby due to any arrangement made by or on behalf of the Seller.

2.8 No Litigation. There is no action, suit, proceeding or investigation pending or currently threatened that questions the validity of this Agreement or the right of the Seller to enter into this Agreement, or to consummate the transactions contemplated hereby or which may result in the restraint, prohibition, or the obtaining of damages or other relief in respect of, or which is related to or arises out of, the consummation of the sale and purchase of the Shares as contemplated by this Agreement. There is no action, suit, proceeding or investigation pending or currently threatened arising out of or relating to the Seller's ownership of the Shares, nor is the Seller aware of any facts that might result in any such action, suit, proceeding or investigation.

2.9 No Other Agreements. Other than the Investor Agreement, the Seller is not a party to any agreement that imposes any restrictions on, or otherwise relates to, the Shares. Other than expressly set forth in the Investor Agreement, there are no preemptive rights, rights of first refusal or similar rights or agreements to which the Seller is a party, orally or in writing, applicable to the sale, assignment and transfer of the Shares.

2.10 Representation by Counsel. The Seller has had the opportunity to review this Agreement with independent legal counsel selected by the Seller, and the Seller has been represented by such legal counsel during the negotiation, execution, and delivery of this Agreement.

2.11 Tax Matters. The Seller has had the opportunity to review with its tax advisers the federal, state, local and foreign tax consequences of the sale and the transactions contemplated by this Agreement. The Seller is relying solely on such advisers and not on any statements or representations of the Purchaser or its agents. The Seller understands that the Seller (and not the Purchaser) shall be responsible for any taxes, liabilities, and any related interest and penalties that may arise as a result of the transactions contemplated by this Agreement, other than any taxes imposed on the Purchaser (other than any Taxes resulting from Seller's failure to comply with Section 1.2(c)).

2.12 Sophisticated Seller. The Seller (a) is a sophisticated investor familiar with transactions similar to those contemplated by this Agreement; (b) has the knowledge, skills, and experience to evaluate the merits and risks of the investment, and the value and sale of the Shares; (c) has had the opportunity to obtain such information concerning the business and financial condition of the Company as Seller has deemed necessary to evaluate the sale of the Shares; and (d) has independently and without reliance upon the Purchaser or any of its directors, officers, partners, members, shareholders, affiliates or agents, and based on such information and the advice of such advisors as the Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Seller acknowledges that neither the Purchaser nor any affiliate of the Purchaser is acting as a fiduciary or financial or investment advisor to the Seller, and has not given the Seller any investment advice, opinion or other information on whether the sale of the Shares is prudent or advisable. Notwithstanding the foregoing, nothing in this Agreement shall waive, release or otherwise limit any claim for fraud, intentional misconduct or breach of any express representation, warranty, covenant or agreement contained in this Agreement. The Seller understands that the Purchaser and its affiliates will rely on the accuracy and truth of the foregoing representations, and the Seller hereby consents to such reliance.

2.13 Arms-Length Negotiation. The Seller acknowledges that (a) the Purchase Price was negotiated with the Purchaser at arm's-length and (b) the value of the Shares could now or in the future be substantially more than the Purchase Price, but the Seller nevertheless desires to sell the Shares at this time for the Purchase Price.

3. REPRESENTATIONS AND WARRANTIES OF PURCHASER. The Purchaser hereby represents and warrants to the Seller that as of the date hereof and as of the Closing Date:

3.1 Authority; Binding Nature of Agreement. The Purchaser was not formed for the specific purpose of acquiring the Shares. The Purchaser has all necessary limited liability company power and authority to enter into this Agreement and each other document or instrument to be executed in connection herewith, to perform its obligations under this Agreement, and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Purchaser, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary limited liability company action on the part of the Purchaser. The Purchaser has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the other parties hereto, this Agreement constitutes the valid, legal and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally and (b) laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.2 No Restrictions; Absence of Disputes. There is no proceeding pending, and to the Purchaser's knowledge, no person has threatened to commence any proceeding that may prevent or have an adverse effect on the ability of the Purchaser to comply with or perform any of its covenants or obligations under this Agreement. To the Purchaser's knowledge, no event has occurred, and no claim, dispute or other condition or circumstance exists, that might directly or indirectly give rise to or serve as a basis for the commencement of any such proceeding.

3.3 No Consents. Other than (x) the filing of a Notification and Report Form under the HSR Act, and the expiration or early termination of the applicable waiting period thereunder and (y) the delivery of a joinder to the Investor Agreement by the Purchaser and the Company in accordance with Section 7.1, no consent or approval is needed from any third party in order to purchase and acquire the Seller's entire right, title and interest in and to the Shares by the Purchaser, or otherwise in connection with the consummation of the transactions contemplated by this Agreement. Other than as referenced in the preceding sentence, as required under the Exchange Act or the Securities Act, or as obtained by the Purchaser, no consent, approval, order or authorization of, registration, qualification, designation, declaration or filing with any federal, state or local governmental authority in any jurisdiction in any country on the part of the Purchaser is required in order to effect the Transfer and the transactions contemplated by this Agreement.

3.4 No Conflicts; Compliance with Other Instruments. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, will not result, with or without the giving of notice or lapse of time or both, in (a) a violation of, or default under, any agreement or other instrument to which the Purchaser is a party or may be bound, (b) a violation of, or default under, any judgment, order, writ, decree or award of any court, governmental body or other authority to which the Purchaser is a party or may be bound or otherwise known to the Purchaser, or (c) a violation of, or default under, any law, regulation or rule of any governmental body or other authority to which the Purchaser is a party or may be bound or otherwise known to the Purchaser.

3.5 No General Solicitation. At no time was the Purchaser presented with or solicited by any publicly issued or circulated newspaper, mail, radio, television, internet, social media, chat or other form of general advertising or solicitation in connection with the Shares.

3.6 Information. The Purchaser has received all the information it considers necessary or appropriate for deciding whether to enter into this Agreement and perform its obligations set forth herein. The Purchaser hereby acknowledges that any future sale of shares of the Company's capital stock could be at a premium or a discount to the purchase price set forth herein, and such sale could occur at any time or not at all. The Purchaser hereby acknowledges that it has not relied on any representation or statement of the Seller, other than those set forth in this Agreement, in making its investment decision to purchase the Shares.

3.7 Investment Representations. The Purchaser further represents and warrants that:

(a) The Purchaser is acquiring the Shares for investment for an indefinite period for the Purchaser's own account, not as a nominee or agent and not with a view to the sale or distribution of any part thereof, and the Purchaser has no present intention of selling, granting participation in or otherwise distributing the same. The Purchaser further represents that the Purchaser does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or other third person with respect to any of the Shares.

(b) The Purchaser acknowledges that the acquisition of the Shares involves a high degree of risk in that (i) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company through the purchase of the Shares, (ii) the Purchaser may not be able to liquidate the Purchaser's investment, and (iii) in the event of a dissolution, the Purchaser could sustain the loss of the Purchaser's entire investment. The Purchaser represents that the Purchaser has experience investing in securities of companies and that the Purchaser is able to fend for itself, can bear the economic risk of the investment in the Shares and has such knowledge and experience in financial or business matters that the Purchaser is capable of evaluating the merits and risks of such investment.

(c) The Purchaser understands that the Shares have not been registered under the Securities Act, and that the Shares may be resold without registration under the Securities Act only in certain limited circumstances. The Purchaser represents to the Seller that the Purchaser (i) is familiar with Section 4(a)(7) of the Securities Act as presently in effect and (ii) understands the resale limitations imposed by the Securities Act. The Purchaser acknowledges that notwithstanding that the Company is a reporting company under the Exchange Act, the Shares are "restricted securities" within the meaning of Rule 144 and may not be publicly sold absent registration or an applicable exemption.

(d) The Purchaser is an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act and, if the Purchaser is an entity, each of the Purchaser's equity holders is an "accredited investor" as so defined.

(e) Neither the Purchaser nor, to the Purchaser's knowledge, any of its directors, officers, employees, affiliates or any person acting on its behalf in connection with the transactions contemplated by this Agreement is (i) a person or entity with whom dealings are restricted or prohibited under any sanctions administered or enforced by the United States (including the U.S. Department of the Treasury's Office of Foreign Assets Control), the United Nations, the European Union, His Majesty's Treasury of the United Kingdom or any other applicable governmental authority, or (ii) located, organized or resident in a country or territory that is itself the subject or target of comprehensive sanctions under applicable law. The Purchaser is in compliance in all material respects with applicable anti-money laundering laws and applicable anti-corruption laws. No part of the Purchase Price will be paid with funds that are derived from unlawful activity, and the funds used by the Purchaser to consummate the transactions contemplated by this Agreement are from lawful sources.

(f) It is the intention of the Purchaser that the Transfer is being made in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(7) of the Securities Act or pursuant to another exemption from the registration requirements of the Securities Act, and in compliance with all applicable federal and state securities laws.

3.8 Brokers and Finders. The Purchaser has not entered into any arrangement regarding the payment of any brokerage fees, commissions, or finder's fees in connection with the purchase of the Shares. The Seller is not, nor will it become, obligated to pay any brokerage fee, commission, or finder's fee as a result of the consummation of the transactions contemplated hereby due to any arrangement made by or on behalf of the Purchaser.

3.9 No Litigation. There is no action, suit, proceeding or investigation pending or currently threatened that questions the validity of this Agreement or the right of the Purchaser to enter into this Agreement, or to consummate the transactions contemplated hereby or which may result in the restraint, prohibition, or the obtaining of damages or other relief in respect of, or which is related to or arises out of, the consummation of the sale and purchase of the Shares as contemplated by this Agreement. There is no action, suit, proceeding or investigation pending or currently threatened arising out of or relating to the Purchaser's purchase of the Shares, nor is the Purchaser aware of any facts that might result in any such action, suit, proceeding or investigation.

3.10 Representation by Counsel. The Purchaser has had the opportunity to review this Agreement with independent legal counsel selected by the Purchaser, and the Purchaser has been represented by such legal counsel during the negotiation, execution, and delivery of this Agreement.

3.11 Tax Matters. The Purchaser has had the opportunity to review with its tax advisers the federal, state, local and foreign tax consequences of the sale and the transactions contemplated by this Agreement. The Purchaser is relying solely on such advisers and not on any statements or representations of the Seller or its agents. The Purchaser understands that the Purchaser (and not the Seller) shall be responsible for any taxes, liabilities, and any related interest and penalties that are imposed on the Purchaser.

3.12 Sophisticated Purchaser. The Purchaser (a) is a sophisticated investor familiar with transactions similar to those contemplated by this Agreement; (b) has the knowledge, skills, and experience to evaluate the merits and risks of the investment, and the value and acquisition of the Shares; (c) has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the acquisition of the Shares; and (d) has independently and without reliance upon the Seller or any of its directors, officers, partners, members, shareholders, affiliates or agents, and based on such information and the advice of such advisors as the Purchaser has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Purchaser acknowledges that neither the Seller nor any affiliate of the Seller is acting as a fiduciary or financial or investment advisor to the Purchaser, and has not given the Purchaser any investment advice, opinion or other information on whether the acquisition of the Shares is prudent or advisable. Notwithstanding the foregoing, nothing in this Agreement shall waive, release or otherwise limit any claim for fraud, intentional misconduct or breach of any express representation, warranty, covenant or agreement contained in this Agreement. The Purchaser understands that the Seller and its affiliates will rely on the accuracy and truth of the foregoing representations, and the Purchaser hereby consents to such reliance.

3.13 Arms-Length Negotiation. The Purchaser acknowledges that (a) the Purchase Price was negotiated with the Seller at arm's-length and (b) the value of the Shares could now or in the future be substantially less than the Purchase Price, but the Purchaser nevertheless desires to purchase the Shares at this time for the Purchase Price.

4. CONDITIONS PRECEDENT TO CLOSING.

4.1 Conditions to Each Party's Obligations. The respective obligations of the Seller and the Purchaser to consummate the transactions contemplated hereby are subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

(a) HSR Act. The waiting period (and any extension thereof) applicable to the consummation of the Transfer under the HSR Act shall have expired or been earlier terminated.

(b) CFIUS. CFIUS Clearance shall have been obtained by the Purchaser, and in the event the Seller is requested by the Committee on Foreign Investment in the United States ("CFIUS") to join a filing, by the Seller and the Purchaser. "CFIUS Clearance" means (i) a written notification that CFIUS has determined that the transactions contemplated by this Agreement are not a "covered transaction" under 50 U.S.C. § 4565 or 31 C.F.R. Part 800 ("CFIUS Regulations"), (ii) a written notification that CFIUS has concluded all action under the CFIUS Regulations with respect to the transactions contemplated by this Agreement and determined there are no unresolved national security concerns, (iii) in Purchaser's sole and absolute discretion, a written notification from CFIUS that it is unable to conclude action under the CFIUS Regulations with respect to the transactions contemplated by this Agreement on the basis of a declaration as described in 31 C.F.R. Part 800 Subpart D ("CFIUS Declaration") and has neither (x) initiated a unilateral CFIUS review of the transactions contemplated by this Agreement nor (y) requested the Purchaser and Seller file a notice as described in 31 C.F.R. Part 800 Subpart E ("CFIUS Notice"), or (iv) that, following an investigation, CFIUS has reported the transactions contemplated by this Agreement to the President of the United States, and the President of the United States has announced his intention not to exercise his authority under the CFIUS Regulations to suspend or prohibit the transactions contemplated by this Agreement, or the relevant time period for the President of the United States to announce such intention has passed without such an announcement.

(c) No Injunctions or Restraints. No governmental authority shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award that is then in effect and that has the effect of making the Transfer illegal or otherwise prohibiting the consummation of the Transfer.

(d) Representations and Warranties. The representations and warranties of the other party set forth in this Agreement shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date).

(e) Performance. The other party shall have performed in all material respects its covenants and agreements under this Agreement to be performed or complied with at or prior to the Closing.

5. REGULATORY COVENANTS.

5.1 HSR Filing. The Purchaser shall exercise its best efforts to, as promptly as practicable and in any event within 10 business days following the date hereof, file or cause to be filed with the Federal Trade Commission and the Antitrust Division of the Department of Justice a Notification and Report Form with respect to the transactions contemplated hereby as required by the HSR Act.

5.2 CFIUS Filing. The Purchaser and the Seller shall cooperate with each other in connection with any filing with CFIUS or the provision of any information relating thereto and in connection with resolving any investigation or other inquiry of CFIUS or any member agency acting on its behalf under CFIUS Regulations with respect to any such filing or any such transaction. The Seller shall permit counsel for the Purchaser reasonable opportunity to review in advance, and consider in good faith, the views of the Purchaser in connection with, any proposed written communication to CFIUS pertaining to the substance of the CFIUS Declaration or substantive matters related to the CFIUS process, and if the Seller engages in telephonic discussions with CFIUS, the Seller shall promptly inform the Purchaser of such discussion; provided that this Section 5.2 shall not apply solely with respect to that portion of such communications that: (a) involve confidential business information, or (b) relate purely to administrative matters such as the scheduling of calls, submission logistics, and non-substantive process steps. The Seller shall not independently participate in any in-person meeting or video conference with CFIUS with respect to any filings, review, investigation or other inquiry without giving the Purchaser sufficient prior notice of the meeting and, to the extent permitted by CFIUS, the opportunity to attend and/or participate in such meeting. If CFIUS requests either the Purchaser or the Seller to submit a CFIUS Notice or, following a CFIUS Declaration, the Purchaser determines to file a CFIUS Notice, the parties shall use their reasonable best efforts and cooperate in good faith in submitting such CFIUS Notice, provided that, unless requested by CFIUS, the Seller shall not be required to become a filing party to any CFIUS Notice. The Purchaser shall be responsible for 100% of any filing fee required in connection with a CFIUS Declaration or CFIUS Notice.

5.3 Cooperation; Reasonable Best Efforts. Each of the Seller and the Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated hereby as promptly as practicable, including (a) cooperating in the preparation and filing of all forms, notifications, registrations, and notices required to be filed to consummate the Transfer, including the CFIUS Declaration, (b) obtaining CFIUS Clearance, (c) furnishing to the other party all information required for any filing or application to be made pursuant to applicable law in connection with the transactions contemplated hereby, and (d) responding as promptly as practicable to any inquiries or requests received from any governmental authority for additional information or documentation. Notwithstanding the foregoing, neither party shall be required to (i) divest or hold separate, or agree to divest or hold separate, any of its assets, businesses, product lines or properties, (ii) accept any operational restriction or condition on its assets, businesses, product lines or properties, or (iii) take or agree to take any other action that would reasonably be expected to have a material adverse effect on such party or its affiliates. For the avoidance of doubt, the Seller's obligations under this Section 5.3 with respect to any CFIUS matter shall consist of providing information, responding to requests, and otherwise cooperating reasonably with the Purchaser and CFIUS; provided, however, that the Seller shall not be required to become a filing party to any CFIUS Declaration or CFIUS Notice unless requested by CFIUS.

5.4 Interim Restrictions on Shares. From the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with Section 6, the Seller shall not, directly or indirectly, (a) sell, transfer, assign, pledge, hypothecate, encumber or otherwise dispose of any of the Shares, (b) deposit any of the Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy with respect to any of the Shares, or (c) enter into any contract, option or other agreement or understanding with respect to any of the foregoing.

5.5 SEC Filings. To the extent applicable, each of the Seller and the Purchaser shall prepare and file, or cause to be filed, all reports, schedules and filings required under the Exchange Act in connection with the Transfer, including any amendments to Schedules 13D or 13G and any Forms 3 or 4 required under Section 16 of the Exchange Act, in each case within the time periods prescribed by applicable law. The Purchaser shall promptly provide to the Seller (and the Seller shall promptly provide to the Purchaser) all information reasonably required for the preparation and filing of any such reports.

6. TERMINATION.

6.1 Termination Events. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

(a) by mutual written consent of the Seller and the Purchaser;

(b) by either the Seller or the Purchaser, if the Closing shall not have occurred on or before December 31, 2026 (the "Outside Date"); provided that if the Closing shall not have occurred prior to such date and all conditions to Closing other than the conditions set forth in Section 4.1(a)-(b) shall have been satisfied or are capable of being satisfied at such time, the Outside Date shall be automatically extended for a period of thirty (30) calendar days (such extended date, the "Extended Outside Date"); provided, further, that the right to terminate this Agreement pursuant to this Section 6.1(b) shall not be available to any party whose breach of any provision of this Agreement has been the principal cause of the failure of the Closing to occur on or before the Outside Date (or the Extended Outside Date, as applicable); or

(c) by either the Seller or the Purchaser, if any governmental authority shall have enacted, issued, promulgated, enforced or entered any final and non-appealable law, rule, regulation, judgment, decree, executive order or award that permanently restrains, enjoins or otherwise prohibits the consummation of the Transfer.

6.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 6.1, this Agreement shall become void and have no further force or effect, and there shall be no liability on the part of any party hereto; provided, however, that (a) the provisions of Section 9.4 (Confidentiality), Section 9.6 (Governing Law), Section 9.7 (Dispute Resolution) and this Section 6.2 shall survive any such termination, and (b) nothing herein shall relieve any party from liability for any willful breach of this Agreement prior to such termination.

7. ASSIGNMENT OF RIGHTS.

7.1 Assignment of Rights under the Investor Agreement. The Seller hereby assigns to the Purchaser (effective on and after the Closing Date) all of the Seller's rights and obligations under the Investor Agreement with respect to the Shares, including the Seller's board nomination rights, pro rata rights, consent rights and registration rights thereunder. Promptly following the Closing Date, the Purchaser shall deliver to the Company a joinder to the Investor Agreement in substantially the form attached hereto as Exhibit C.

8. SELLER TAX OBLIGATIONS AND INDEMNIFICATION. The Seller shall be solely responsible for paying any and all taxes and any related penalties, fines and interest imposed on the Seller arising out of or related to the transactions contemplated hereby, including, without limitation, any capital gains, income, payroll, employment, social security or employment taxes or withholding obligations arising from the sale of the Shares, but excluding (i) any taxes imposed on the Purchaser (collectively, the "Tax Obligations"). The Seller shall indemnify and hold harmless the Purchaser and each of its directors, employees, officers and agents from and against the Tax Obligations and all reasonable, out-of-pocket costs, expenses, liabilities and losses (including, without limitation, reasonable attorneys' fees, judgments, fines, taxes or penalties and amounts paid or to be paid in settlement) incurred or suffered by the Purchaser or such other parties and arising out of the Seller's failure to timely pay any Tax Obligations for which the Seller is responsible.

9.   MISCELLANEOUS PROVISIONS.

9.1   Expenses. Each party shall be responsible for its own legal fees and for paying the expenses and costs incurred by it incidental to the preparation of this Agreement, the performance and compliance with all agreements contained in this Agreement to be performed or complied with by such party and the consummation of the transactions contemplated hereby.

9.2   Assignment. No party may assign or otherwise transfer this Agreement or any of its rights hereunder to any person or entity without the prior written consent of the other party.

9.3   Entire Agreement; Amendment; Etc. This Agreement represents the entire agreement and understanding of the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous understandings and agreements, whether oral or written, among the parties with respect to the subject matter hereof. This Agreement may be amended, modified, waived, discharged or terminated only by an instrument in writing signed by all of the parties.

9.4   Confidentiality of this Agreement and its Terms. Except as expressly permitted by this Section 9.4, neither the Purchaser nor the Seller shall disclose to any person, on a non-public basis, the existence of this Agreement or the specific terms of this Agreement or the transactions contemplated hereby, other than to such party's direct and indirect equityholders, affiliates, financing sources, auditors, attorneys, accountants, tax advisors and other professional representatives and advisors who have a need to know such information and are informed of the confidential nature thereof and directed to keep such information confidential, or to the Company. In the event that any disclosure of this Agreement or the transactions contemplated hereby is (i) required by applicable law, regulation, or regulatory authority or (ii) deemed necessary in the reasonable judgment of the Purchaser in connection with materials relating to any secondary transaction or liquidity program, the disclosing party shall (a) in the case such disclosure is required by applicable law, regulation, or regulatory authority, limit such disclosure to the minimum extent required by applicable law or regulation, (b) in any case, to the extent permitted by applicable law or regulation, ensure that any reference to the Seller or the specific terms of this transaction is anonymized or, to the extent applicable, presented on an aggregated basis, and (c) in any case, provide the Seller with reasonable advance written notice prior to making any such disclosure, to the extent permitted by applicable law, so as to afford the Seller a reasonable opportunity to review and comment upon such disclosure.

9.5   Survival of Representations and Warranties. The representations and warranties of the Seller and the Purchaser shall survive the execution and delivery of this Agreement and the Closing, and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the other parties.

9.6   Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.

9.7   Dispute Resolution. Any dispute, controversy or claim arising out of or relating to this Agreement, including any question regarding its existence, validity, interpretation, performance, breach or termination, shall be finally resolved by arbitration administered by the International Chamber of Commerce in accordance with the Rules of Arbitration of the International Chamber of Commerce then in effect. The seat of arbitration shall be New York, New York.

9.8   Counterparts. This Agreement may be executed in two or more counterparts, each of which is an original, but all of which shall constitute one instrument.

9.9   Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties to this Agreement or their respective successors and permitted assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

9.10   Specific Enforcement. Notwithstanding anything to the contrary set forth herein, it is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any other party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order.

9.11   Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided that no such severability shall be effective if it changes the number of Shares or the purchase price for the Shares.

[Signature page follows]

IN WITNESS WHEREOF, the parties agree to the terms set forth in this Stock Transfer Agreement and have executed this Agreement as of the date first above written.

SELLER:

Astra AI Infra LLC

By: _/s/ Jae Shin Lee_____
Name: Jae Shin Lee
Title: CEO
Address: Suite 302, 4001 Kennett Pike, County of New Castle, Wilmington, Delaware 19807

By email: jaeshin@sk.com

PURCHASER:

SHIFTIX1 LLC

By: _/s/ Jeong Hwan Oh_____
Name: Jeong Hwan Oh
Title: Manager
Address: 50 Hudson Yards Ste 6800
         New York, NY 10001

By email: jeonghwan1.oh@sk.com

EXHIBIT A

SELLER'S STOCK POWER AND ASSIGNMENT

FOR VALUE RECEIVED and pursuant to that certain Stock Transfer Agreement, dated as of July 27, 2026, Astra AI Infra LLC, a Delaware limited liability company (the "Seller"), hereby sells, assigns and transfers to SHIFTIX1 LLC, a Delaware limited liability company, the shares of Penguin Solutions, Inc., a Delaware corporation (the "Company"), set forth below, together with any and all shares issued or issuable from time to time in respect of such shares by way of stock dividend or stock split, or issued or issuable in exchange for or upon conversion of such shares, standing in the Seller's name on the books of the Company:

Name	Number of Shares	Class or Series of Stock
Astra AI Infra LLC	200,000	Convertible Preferred Shares

The Seller further hereby irrevocably constitutes and appoints the Secretary of the Company as the Seller's attorney-in-fact to transfer the said stock on the books of the Company with full power of substitution.

SELLER:

Astra AI Infra LLC

By: /s/ Jae Shin Lee
Name: Jae Shin Lee
Title: CEO
Address: Suite 302, 4001 Kennett Pike, County of New Castle, Wilmington, Delaware 19807

By email: jaeshin@sk.com

EXHIBIT B

WIRE INSTRUCTIONS

Beneficiary name : ASTRA AI INFRA LLC
Beneficiary address : Suite 302, 4001 Kennett Pike, County of New Castle, Wilmington, Delaware 19807
Bank name : Mizuho Bank (New York Branch)
Bank address : 1271 Avenue of the Americas 4th Floor, New York, NY 10020, USA
Account number : H10-740-054132
SWIFT code (for international wires) / ABA routing number (for domestic wires) : SWIFT Code MHCBUS33, ABA no. 026004307
BIC Code: MHCBUS33XXX

EXHIBIT C

JOINDER AGREEMENT TO THE INVESTOR AGREEMENT

(*See attached*)